P.O. Box 2521 Houston, Texas 77252-2521 Office: 713/759-3636 Facsimile: 713/759-3783

May 19, 2006

Via facsimile and EDGAR

Mr. Mark A. Wojciechowski

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re:	TEPPCO Partners, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2005 filed March 1, 2006
Form 10-Q for the Quarterly Period Ended March 31, 2006 filed May 3, 2006
File No. 001-10403

Dear Mr. Wojciechowski:

We are responding to comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) by facsimile dated May 9, 2006 relating to the above-referenced filings (the “Filings”) of TEPPCO Partners, L.P. (the “Partnership”). For the Staff’s convenience, our responses are prefaced by the text of the corresponding comment.

10-K for the Fiscal Year Ended December 31, 2005

Business and Properties, page 2

Available Information, page 22

1.                                       Please revise to update the current address of the Securities and Exchange Commission, which is 100 F street NE, Washington, DC 20549.

Response:

Management will update the current address of the Securities and Exchange Commission in future filings made with the Commission.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Results of Operations, page 39

Upstream Segment, page 45

2.                                       You state that you “...use margin internally to evaluate the financial performance of the Upstream Segment as we believe margin is a better indicator of performance than operating income...” However, your SFAS 131 segment disclosures indicate that your chief operating decision maker evaluates performance and allocates resources based on operating income or earnings before interest. Question #20 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures explains that segment measures that are not in conformity with SFAS 131, or that are not reported to the chief operating decision maker, may not be useful to investors. Explain to us why you have presented the margins within Management’s Discussion and Analysis, and why you believe they are useful to investors. You may refer to the frequently asked questions regarding the use of non-GAAP financial measures on our website at the following address:

http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm

If you conclude that presentation of the non-GAAP margin within your filing is appropriate, we note your disclosure of revenue fluctuations from year to year primarily discusses changes in your margins, and does not provide a balanced discussion of changes in the most directly comparable GAAP measure. Item 10(e) of Regulation S-K requires that when a non-GAAP measure is disclosed in a filing, there must be equal or greater presentation of the most directly comparable measure calculated in accordance with GAAP. As such, revise your disclosures to provide a balanced discussion of the most directly comparable GAAP measure. Ensure you make corresponding revisions to other disclosures throughout your filing, in which you provide a discussion of margins.

Response:

Paragraph 30 of SFAS 131 states that “If the chief operating decision maker uses more than one measure of a segment’s profit or loss and more than one measure of a segment’s assets, the reported measures shall be those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the enterprise’s consolidated financial statements.”  In addition to evaluating the performance of each segment (Midstream, Upstream and Downstream) using earnings before interest, the chief operating decision maker uses margin as an additional factor to determine the Upstream segment’s profitability. Management believes that margin for the Upstream segment is a more meaningful measure of financial performance than sales and purchases of crude oil and lubrication oil due to the significant fluctuations in sales and purchases caused by variations in the level of volumes marketed and prices for products marketed. The chief operating decision maker reviews crude oil marketing margins and lubrication oil sales margins to determine the incremental margin for which each additional barrel or gallon can be sold. Additionally, management uses margin internally to evaluate the financial performance of the Upstream Segment’s crude oil marketing and lubrication oil sales as management believes margin is a better indicator of performance than operating income as operating, general and administrative expenses, operating fuel and power and depreciation expense are not directly related to the margin activities. As a result, the Partnership presents margin for the Upstream segment within Management’s Discussion and Analysis of Financial Condition and Results of Operations, as well as earnings before interest for all three segments. However, within the SFAS 131 footnote, only earnings before interest is presented as it relevant to all three of the Partnership’s segments.

In order to accommodate the Staff’s request regarding a discussion of changes in the most directly comparable GAAP measure, the Partnership proposes to adjust its disclosures in Form 10-Q and Form 10-K filings relating to future periods by including a balanced discussion of changes in operating income. A meaningful discussion of operating income would include additional discussion concerning revenue from transportation of crude oil, sales of petroleum products and purchases of petroleum products for the Upstream segment. Additionally, the Partnership will adjust its disclosures in Form 10-Q and Form 10-K filings relating to future periods to limit references to margin to crude oil marketing and lubrication oil sales as shown in the table below (in thousands, except per barrel and per gallon amounts).

	Years Ended December 31,			Percentage Increase (Decrease)
	2005	2004	2003	2005-2004	2004-2003
Margins: (1)
Crude oil marketing	$30,597	$22,468	$22,017	36%	2%
Lubrication oil sales	7,455	6,494	5,372	15%	21%

Revenues: (1)
Crude oil transportation	$61,611	$55,425	$45,794	11%	21%
Crude oil terminaling	10,400	9,388	9,403	11%	—
Total	$110,063	$93,775	$82,586	17%	14%

Total barrels/gallons:
Crude oil marketing (barrels)	203,325	177,273	159,710	15%	11%
Lubrication oil volume (gallons)	14,844	13,964	10,449	6%	34%
Crude oil transportation (barrels)	94,743	101,462	95,541	(7)%	6%
Crude oil terminaling (barrels)	110,254	113,197	115,076	(3)%	(2)%

Margin per barrel or gallon:
Crude oil marketing (per barrel)	$0.150	$0.127	$0.138	19%	(8)%
Lubrication oil margin (per gallon)	0.502	0.465	0.514	8%	(10)%

Average tariff per barrel:
Crude oil transportation	$0.650	$0.546	$0.479	19%	14%
Crude oil terminaling	0.094	0.083	0.082	14%	1%

(1)          Amounts in this table are presented prior to the elimination of intercompany sales, revenues and purchases between TCO and TCPL.

To the extent that Partnership filings relating to future periods include a discussion of margin for any segment other than Upstream, such discussions will include the revisions discussed above for the Upstream segment, with appropriate modification for the matters presented.

Consolidated Statements of Income, page F-4

3.                                       Tell us why you present operating revenues on a disaggregated basis, but do not present the costs of such revenues on a disaggregated basis for the transportation and gathering activities. It would seem that the interest in disaggregated revenues would also warrant disclosure about how the costs of those revenues are presented in your financial statements.

Response:

The Partnership presents operating revenues on a disaggregated basis as the revenues are readily identifiable by type and that presentation provides more insight as to the nature of revenue and demand associated with the revenues. Costs associated with the sales of petroleum products are stated separately in the statement of income. The Partnership identifies costs by segment but not by revenue stream. The Partnership historically has not disaggregated other operating costs and expenses consistent with the presentation of transportation revenue and natural gas gathering revenue because significant portions of such costs may relate to more than one type of revenue. Specifically, the same pipeline assets are used to generate more than one type of revenue. For example, the same pipeline that transports refined products can also transport LPGs, the revenues from both of which are easily tracked due to the specific tariffs for each type of product. However, in order to disaggregate costs for certain revenue streams excluding the sales of petroleum products, an arbitrary allocation would be required. The Partnership does not believe this would provide meaningful information to users of the financial statements.

Note 6 — Equity Investments, page F-22

4.                                       You disclose that you own a 50 percent interest in the Seaway and MB Storage investments, operate the related assets and, based on the respective partnership agreements, receive greater than 50 percent of the revenue from the investments. Given the factors identified, disclose why you have not consolidated these investments under the provisions of FIN 46(R). In your response, tell us the specific consolidation factors within FIN 46(R) you considered in determining consolidation was not necessary. Include your analysis to support your conclusions.

Response:

The Partnership performed evaluations in accordance with FIN 46(R), upon its adoption, to determine if its investments in Seaway and MB Storage should be consolidated. According to paragraph 5 of FIN 46 (R), an entity is subject to consolidation if the following conditions exist:

•                  The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.

•                  As a group, the holders of the equity investment at risk lack a controlling financial interest.

•                  The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

MB Storage was formed by the Partnership and Louis Dreyfus Energy Services L.P. (“Louis Dreyfus”). Since MB Storage had 98% of its assets financed via equity upon formation, the Partnership determined that there was sufficient equity at risk to finance the activities of MB Storage.

The Partnership determined the investors of MB Storage as a group did not lack any of the characteristics of a controlling financial interest due to the following: (a) the investors share in decision making 50% each, (b) the investors are not shielded from the expected losses of their investment (i.e. the investment is not superior), there are no guaranteed returns to the investors, and as a group, the investors have the potential of sharing all losses, and (c) the return to investors is unlimited.

Although the Partnership has a 50% ownership interest in MB Storage, MB Storage does not distribute profits to Louis Dreyfus and the Partnership on a 50/50 basis. The Partnership and Louis Dreyfus evenly split MB Storage’s EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization), but only after the Partnership receives the first approximately $7 million of EBITDA. Approximately 29%, 31%, and 36% of MB Storage’s EBITDA was distributed to Louis Dreyfus in 2003, 2004 and 2005, respectively, and that percentage is expected to increase each year as MB Storage’s profits increase.

Furthermore, the Partnership is not a customer of MB Storage. Thus, it is clear that substantially all of MB Storage’s activities either do not involve or are not conducted on behalf of the Partnership.

Seaway is a partnership among wholly owned subsidiaries of the Partnership and ConocoPhillips. Seaway was formed by a predecessor of ConocoPhillips and ARCO Pipe Line Company (“ARCO”). The Partnership acquired its 50% ownership interest in Seaway from ARCO in July 2000. The Seaway partnership provided for the original contribution of assets for the operations of the partnership, the making of cash calls to cover the operational needs of the partnership, and restrictions on the issuance of debt by the partnership. Therefore, it was apparent that the partners intended for the partnership to be sufficiently capitalized by equity interests.

The Partnership determined the investors in Seaway as a group did not lack any of the characteristics of a controlling financial interest due to the following: (a) the investors share in decision making 50% each, (b) the investors are not shielded from the expected losses of their investment, there are no guaranteed returns to the investors, and as a group, the investors have the potential of sharing all losses, and (c) the return to investors is unlimited.

For 2005, Seaway distributed profits 60% to the Partnership and 40% to ConocoPhillips. Beginning May 13, 2006, this ratio changed to 40% to the Partnership and 60% to ConocoPhillips (in accordance with Seaway’s partnership agreement) and will stay at 40% for the life of the Seaway joint venture. The partnership agreement provides for varying income participation ratios throughout the life of Seaway. In addition, cash calls and contributions are made based upon these participation ratios. The sharing ratios were structured to change over time so that by the time of the winding up provisions in 2094, the ratios would be almost equal. A weighted average of the sharing of gains and losses over the life of the partnership was calculated to verify that it was not structured to benefit any one party in excess of their voting rights. The calculation showed that over time, the Partnership’s interest was to share in the profits and losses by 43-44%.

In addition, the Seaway customer base consists of ConocoPhillips and third party customers. The Partnership is also a customer, but not a significant one (6% of Seaway’s total revenues for 2005). Thus, it is clear that substantially all of Seaway’s activities either do not involve or are not conducted on behalf of the Partnership.

Based on the above evaluation, MB Storage and Seaway did not meet the definition of a variable interest entity. Additionally, the other joint venture partners are parties unrelated to the Partnership. Therefore, the Partnership determined that its investments in MB Storage and Seaway should continue to be accounted as equity method investments and not consolidated.

Note 21 - Quarterly Financial Information (Unaudited), page F-55

5.                                       As you present the effects of the restatement on your previous quarterly financial statements in a note to the Form 10-K, rather than filing amendments to your interim reports on Form 10-Q, we believe you should provide error correction disclosures having detail comparable to that required under Article 10 of Regulation S-X for all line items impacted by your revisions, including year-to-date periods specified in Article 10.

Response:

Management believes the presentation of the effects of the restatement on quarterly financial information for 2004 and the first three quarters of 2005 provided in Note 21 in the Form 10-K for the year ended December 31, 2005 meet the requirements of paragraph (b)(7) of Article 10 of Regulation S-X and were adequate under the circumstances. While management believes the impacts of these non-cash adjustments are not material to any previously issued financial statements based on its assessment under the guidance of the Securities and Exchange Commission’s Staff Accounting Bulletin Topic 1, “Financial Statements, Section M: Materiality” (“SAB 99”), management determined that the cumulative adjustment for these non-cash items was too material to record in the fourth quarter of 2005, and therefore it was most appropriate to restate prior periods’ results. These non-cash adjustments had no effect on the Partnership’s operating income, compensation expense, debt balances or ability to meet all requirements related to its debt instruments. The restatement had no impact on total cash flows from operating activities, investing activities or financing activities.

Despite the conclusions reached in management’s analysis of materiality under SAB 99, the Partnership intends to file amended Form 10-Qs for the second and third quarters of 2005 during the second quarter of 2006 to present the effects of the restatement on these periods in order to simplify and enhance the Partnership’s comparative disclosures for the second and third quarters of 2006.

Form 10-Q for the Quarterly Period Ended March 31, 2006

Note 1 Organization and Basis of Presentation, page 6

New Accounting Pronouncements, page 7

6.                                       You state you are evaluating the impact EITF 04-13 will have on your financial statements, and believe its adoption will not have a material effect on your financial position, results of operations or cash flows. However, as the pronouncement became effective during the quarter, tell us the effect the adoption had on your financial statements and its expected impact on future operations and presentation, and revise your disclosure accordingly, if necessary.

Response:

At its September 28, 2005 meeting, the FASB ratified the consensus reached by the Task Force in EITF 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty.”  Absent unique transition or effective date considerations specific to a particular issue, EITF consensuses are effective for transactions or arrangements entered into after the beginning of an entity’s next reporting period beginning after the date of Board ratification of a consensus. However, according to paragraph 9 of EITF 04-13:

“The Task Force agreed that this Issue should be applied to new arrangements entered into, and modifications or renewals of existing arrangements, beginning in the first interim or annual reporting period beginning after March 15, 2006. The carrying amount of the inventory that was acquired under these types of arrangements prior to the initial application of this Issue and that still remains in an entity’s statement of financial position at the date of initial application of this Issue should not be adjusted for this Issue. Early application is permitted in periods for which financial statements have not been issued.”

Based on the above, management interprets the application date for this EITF to be the beginning of the second quarter 2006 – April 1, 2006, and respectfully submits that the current disclosure made in the Form 10-Q for the quarterly period ended March 31, 2006 is appropriate. The Partnership determined that early adoption was not appropriate so as to allow management the time to conduct a thoughtful analysis to this consensus to ensure proper treatment. The Partnership intends to complete its evaluation of this EITF in second quarter 2006 and make a disclosure upon adoption in the Form 10-Q for the quarterly period ended June 30, 2006. For the quarter ended June 30, 2006, the Partnership will disclose what effect, if any, the adoption had on its financial statements and its expected impact on future operations and presentation. At this time, the Partnership believes that the adoption of EITF 04-13 will not have a material effect on the Partnership’s financial position, results of operations or cash flows.

*****

The Partnership acknowledges that:

•                  the Partnership is responsible for the adequacy and accuracy of the disclosure in the Filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•                  the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please be advised that, in accordance with the guidance in the Division of Corporation Finance Accounting Disclosure Rules and Practices Training Manual, Appendix C, Item IV, and separately from the matters addressed in the Staff’s comments and this letter, the Partnership intends to recast in a Current Report on Form 8-K the consolidated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations in its 2005 Form 10-K for the sole purpose of presenting the operations of the

Partnership’s Pioneer plant (disposed of on March 31, 2006, as described in Note 5 to the Partnership’s first quarter 2006 Form 10-Q) as discontinued operations.

If you have any questions regarding our response, please contact the undersigned at (713) 381-3999 or Tracy E. Ohmart at (713) 759-3690.

Sincerely,

/s/ William G. Manias
William G. Manias

cc:                                 Mr. Karl Hiller

Mr. Donald Delaney